Exhibit 99.1

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI LIMITED

Unaudited interim condensed carve-out Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

Condensed Interim Carve-out Consolidated Financial Statements (Unaudited)
Condensed interim Carve-out Consolidated Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-2
Condensed interim Carve-out Consolidated Statements of Operations for the six months ended June 30, 2024 and 2023 (Unaudited)	F-4
Condensed interim Carve-out Consolidated Statements of Comprehensive Loss (Unaudited)	F-5
Condensed interim Carve-out Consolidated Statements of Changes in Stockholders’ deficit for the six and the six months ended June 30, 2024 and 2023 (Unaudited)	F-6
Condensed interim Carve-out Consolidated Statements of Cash Flows for the six and the six months ended June 30, 2024 and 2023	F-7
Notes to the Condensed interim Carve-out Consolidated Financial Statements June 30, 2024 (Unaudited)	F-8

REZOLVE AI LIMITED AND SUBSIDIARIES

Condensed Interim Carve-out Consolidated Balance Sheets

	June 30, 2024 (Unaudited)	December 31, 2023
	$	$
Assets
Current assets
Cash	60,298	10,441
Accounts receivable	11,434	12,534
Prepayments and other current assets	430,691	299,013
Total current assets	502,423	321,988
Non-current assets
Property and equipment, net	61,542	79,593
Intangible assets, net	3,396,489	2,134,903
Total non-current assets	3,458,031	2,214,496
Total assets	3,960,454	2,536,484
Liabilities and Stockholders’ deficit
Current liabilities
Accounts payable	4,055,537	4,569,703
Due to related party	1,093,471	777,576
Accrued expenses and other payables	4,708,590	4,492,790
Ordinary shares payable	10,236,655	8,223,928
Short term convertible debt to related party	—	132,269
Short term debt to related party	860,778	6,225,815
Share-based payment liability	1,383,298	1,311,028
Promissory loan note	437,956	—
Convertible debt (current)	—	31,088,259
Total current liabilities	22,776,285	56,821,368
Non-current liabilities
Convertible debt (includes related party balances of $6,291,581)	38,737,594	—
Convertible promissory notes (includes related party balances of $1,565,007)	5,395,702	—
Total non-current liabilities	44,133,296	—
Total liabilities	66,909,581	56,821,368
Commitments and contingencies	—	—

The accompanying notes are an integral part of these unaudited condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Balance Sheets

	June 30, 2024	December 31, 2023
	(Unaudited)$	$
Shareholders’ deficit
Common stock, £0.0001 nominal value 932,997,081 issued and outstanding as of June 30, 2024 932,969,424 issued and outstanding as of December 31, 2023	127,313	127,310
Series stock series A, £0.0001 nominal value	3,868	3,868
Additional paid-in capital	176,274,941	172,204,832
Stock subscription receivable	(178,720)	(178,720)
Accumulated deficit	(239,133,876)	(226,291,430)
Accumulated other comprehensive loss	(42,653)	(150,744)
Total stockholders’ deficit	(62,949,127)	(54,284,884)
Total liabilities and stockholders’ deficit	3,960,454	2,536,484

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Statements of Operations

(unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023 (as restated)
	$	$
Revenue	53,399	46,764
Operating expenses
Cost of revenue	16,177	16,111
Sales and marketing expenses (includes related party transactions of 1,370,214 and 1,361,168, refer to Note 8)	1,431,430	4,710,174
General and administrative expenses (includes related party transactions of 5,754,682 and 1,733,938, refer to Note 8)	8,066,209	8,743,377
Other Operating costs and expenses	84,500	785,000
Depreciation and amortization expenses	120,841	121,571
Total operating expenses	9,719,157	14,376,233
Operating loss	(9,665,758)	(14,329,469)
Other (expenses) / income
Interest expense	(3,009,002)	(3,054,946)
Other non-operating expense, net	(107,816)	171,751
Total other expenses, net	(3,116,818)	(2,883,195)
Loss before taxes	(12,782,576)	(17,212,664)
Income tax expense	(59,870)	(63,408)
Net loss	(12,842,446)	(17,276,072)
Net loss per share – Basic and diluted	(0.01)	(0.02)
Weighted average number of shares	927,893,144	922,013,028

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Condensed Interim Carve-out Consolidated Statements of Comprehensive Loss

(Unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023 (as restated)
	$	$
Net loss	(12,842,446)	(17,276,072)
Other comprehensive loss, net of tax
Foreign currency translation (loss)	108,091	2,901
Total comprehensive loss	(12,734,355)	(17,273,171)

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Statements of Changes in Stockholders’ Deficit

(Unaudited)

	Common Stock		Series A Shares		Additional paid-in	Accumulated	Stock	Accumulated other Comprehensive	Total stockholders’
	Shares	Amount $	Shares	Amount $	capital $	deficit $	subscription receivable	loss $	deficit $
Balance as at January 1, 2023	927,806,159	126,677	28,039,517	3,868	163,165,083	(195,555,332)	(178,720)	(81,179)	(32,519,603)
Common stock issued to related parties	163,265	20	—	—	199,954	—	—	—	199,974
Common stock issued from the exercise of stock options	5,000,000	613	—	—	(613)	—	—	—	—
Share-based compensation to related parties	—	—	—	—	115,190	—	—	—	115,190
Employee share-based compensation					4,880,389				4,880,389
Net Loss	—	—	—	—	—	(17,276,072)	—	—	(17,276,072)
Foreign currency translation gain	—	—	—	—	—	—	—	2,901	2,901
Balance as at June 30, 2023	932,969,424	127,310	28,039,517	3,868	168,360,003	(212,831,404)	(178,720)	(78,278)	(44,597,221)

Balance as at January 1, 2024	932,969,424	127,310	28,039,517	3,868	172,204,832	(226,291,430)	(178,720)	(150,744)	(54,284,884)
Common stock issued	27,757	3	—	—	25,143	—	—	—	25,146
Warrants issued with loan	—	—	—	—	1,782	—	—	—	1,782
Share-based compensation to related parties					2,190,482				2,190,482
Employee share-based compensation	—	—	—	—	1,852,702	—	—	—	1,852,702
Net Loss	—	—	—	—	—	(12,842,446)	—	—	(12,842,446)
Foreign currency translation gain	—	—	—	—	—	—	—	108,091	108,091
Balance as at June 30, 2024	932,997,181	127,313	28,039,517	3,868	176,274,941	(239,133,876)	(178,720)	(42,653)	(62,949,127)

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Consolidated Carve-out Statements of Cash Flows

(Unaudited)

	Six months ended June 30, 2024 $	Six months ended June 30, 2023 (as restated) $
Cash flows from operating activities:
Net loss	(12,842,446)	(17,276,072)
Adjustments to reconcile net loss to net cash (used in)
operating activities:
Depreciation and amortization	120,841	121,571
Unrealized Foreign Exchange loss	108,224	327,383
Share based compensation – related parties	2,190,482	1,291,429
Share based compensation – employees	1,852,702	3,588,960
Impairment of prepayment and other current assets	—	1,156,316
Interest expense	3,009,002	3,054,946
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,100	534
(Increase) in prepayment and other current assets	(131,679)	(695,026)
Increase/(decrease) in accounts payable, accrued expenses and other payables	477,428	(263,348)
Increase/(Decrease) in other payables with related parties	315,895	(125,000)
Net cash (used in) operating activities	(4,898,451)	(8,818,307)
Cash flows from investing activities:
Development of intangible asset	(1,360,525)	(104,604)
Purchase of property and equipment	(3,850)	(8,060)
Net cash (used in) investing activities	(1,364,375)	(112,664)
Cash flows from financing activities:
Proceeds from rights issuance	1,350,000	1,653,882
Call up capital received from related parties	222,306	—
Proceeds from issuance of common stock to related parties	—	199,974
Repayment of short term debt obligation from related parties	—	(250,000)
Proceeds from short-term debt from related party	—	4,178,008
Proceeds from short-term debt	400,000	762,505
Proceeds from convertible debt	4,301,855	2,627,543
Net cash flow generated from financing activities	6,274,161	9,171,912
Effect of exchange rate changes on cash	38,522	(159,230)
Net change in cash	49,857	81,711
Cash and cash equivalents, beginning of year	10,441	39,380
Cash and cash equivalents, end of period	60,298	121,091
Supplemental disclosure of non-cash investing and financing activities
Share-based payment for development of intangible asset	—	115,190
Cash paid for interest	—	—
Cash paid for taxes	—	—
Accrued interest payable converted to principal	—	3,000,000
Conversion of expenses under advanced subscription agreements	25,143	132,453

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

1.
Organization and nature of operations

Rezolve Group Limited (“Rezolve” or "the Company") was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited.

Rezolve is a mobile commerce and engagement platform that enables retailers and brands to deliver rich and engaging mobile experiences to consumers. The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

2.
Significant Accounting Policies
2.1.
Basis of preparation and consolidation

These condensed interim carve-out consolidated financial statements are for the six month period ended June 30, 2024 and are presented in United States Dollars ($) which is the functional currency of the parent company, Rezolve AI Limited. The accompanying unaudited condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They have been prepared in accordance with Accounting Standards Codification (“ASC”)- 270 “Interim Reporting” and Article 10 of Regulation S-X for interim financial information. They do not include all of the information required in annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim carve-out consolidated financial statements should be read in conjunction with the consolidated carve-out financial statements for the year ended December 31, 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. The interim results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future interim periods.

The accounting policies used for the condensed interim consolidated carve-out financial statements for the six-month period ended June 30, 2024 are consistent with those used in the annual carve-out consolidated financial statements for the year ended December 31, 2023. There has been no material change to the Company’s significant accounting policies during the six months ended June 30, 2024.

The accompanying Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity ("VIE") in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”)(collectively “the China Business”).

On January 3, 2023, the Company’s directors approved a plan to abandon its operations in China completely. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. The Demerger was completed on July 4, 2024 before the completion of the business combination with Armada on August 15, 2024, which was effected with Rezolve AI instead of Rezolve Limited. The listed company consists of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2021, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI Limited on a 100% allocation basis since management feels that this fully reflects the Carve-out Consolidated Financial Statements had the Demerger completed on December 31, 2021. Investments made in the China Business by Rezolve Limited in the People’s Republic of China (“China”) for the six months ending June 30, 2024 and 2023 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements ("SAB 1-B1"). Management asserts that this method used is reasonable.

2.2.
Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A variable interest entity “VIE” is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

The Company does not have any VIEs to which we are the primary beneficiary.

All intercompany balances and transactions have been eliminated.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. A list of subsidiary entities and the groups holding as at June 30, 2024, and December 31, 2023, are as follows:

Name of the entity	Date of incorporation	Country of incorporation	Group shareholding (%)
Rezolve Mobile Commerce Inc.	April 20, 2016	United States of America	100%
Rezolve Technology S.L.	August 25, 2020	Spain	100%
Rezolve Taiwan Limited	November 9, 2000	Taiwan	100%
Rezolve Technology (India) Private Limited	March 20, 2021	India	100%

2.3.
Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, and share-based compensation. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Management’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and could cause actual results to differ from those estimates.

2.4.
Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

2.5.
Liquidity

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In accordance with ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

The Company has historically funded its operations with cash flow from debt and equity capital raises agreements from investors. The Company's principal uses of cash have been working capital and funding operations.

As of June 30, 2024, the Company had an accumulated deficit of $239.1 million. For the six months ended June 30, 2024, the Company incurred a net loss of $12.8 million and net cash used in operating activities was $4.9 million. Cash and cash equivalents totaled $0.06 million as of June 30, 2024. The Company has a working capital deficit of $18.8 million as at June 30, 2024. The Company continues to incur losses while it develops technological services and targets customers. Our sources of cash for these activities rely on debt and equity funding. The ability to raise funding proved challenging beginning in the year ended December 31, 2022 which coincided with the increase in interest rates. Interest rates have started to decrease, however the ability to raise funding continues to be constrained.

In the six months ending June 30, 2024, the Company obtained two unsecured convertible loans (Note 5.4) as well as an unsecured promissory note (Note 5.5). Subsequent to the date of these condensed interim carve-out consolidated financial statements, the Company executed an amended to it’s senior secured convertible notes (5.3) whereby the maturity date was extended to August 14th, 2027.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•
Seeking additional capital through the issuance of debt or equity securities.
•
Generating revenue by execution of successful trials and long-term partner arrangements.
•
Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.
•
Controlling expenses and limiting capital expenditures.

Assumptions underlying the Company’s business plan are highly sensitive to the signing of revenue generating contracts, the successful outcome of trials for our services and the ability to control expenses.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered (Note 5.4), were considered. Consequently, it has been concluded that significant doubt exists regarding the entity’s ability to continue as a going concern.

2.6.
Recently issued accounting pronouncements

In December 2023, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which is intended to enhance the transparency of income tax matters within financial statements, providing stakeholders with a clearer understanding of tax positions and their associated risks and uncertainties. ASU 2023-09 requires public business entities to disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a specific quantitative threshold. There is a further requirement that public business entities will need to disclose a tabular reconciliation, using both percentages and reporting currency amounts. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the impact of ASU 2023-09 on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (ASU 2023-07), which aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures regarding significant segment expenses. ASU 2023-07 requires public companies to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. ASU 2023-07 also requires a public entity to disclose, on an annual and interim basis for each reportable segment, an amount for other segment items and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and is required to be applied on a retrospective basis. We are currently evaluating the impact of ASU 2023-07 on our consolidated financial statements and disclosures.

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

2.7.
Recently adopted accounting pronouncements

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.8.
Net loss per share

The Company has two classes of issued shares, ordinary shares and series A preferred. Each series A preferred and ordinary shareholder are entitled to one vote per share. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the majority of the shareholders. As of June 30, 2024, and December 31, 2023, the Company’s Board of Directors had not declared any dividends for ordinary shares.

Basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the periods ended June 30, 2024 and 2023 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

If the company reports net income, basic earnings per share is based on the weighted average number of ordinary and series A preferred shares issued and outstanding and is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average number of ordinary and series A preferred shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The series A preferred shares are entitled to the same dividend rights as the ordinary shares and therefore as participating securities, are included in the basic and diluted earnings per share calculation. The holders of the series A preferred shares do not have a contractual obligation to share in the losses of the Company. The Company computes earnings per share using the two-step method for its series A preferred and ordinary shares.

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	June 30, 2024	June 30, 2023
Convertible loans	5,423,768	4,273,552
Convertible loan from related party	—	1,037,575
Shares payable	140,000	140,000
Warrants	3,521,846	—
Share options	5,200,000	5,200,000
Preferred shares	28,039,517	28,039,517
Total	42,325,131	38,690,644

The Company uses the if converted method for calculating the dilutive effect of the convertible loans and shares payable and the treasury stock method for calculating the dilutive effect of the warrants and share options. The preferred shares are convertible at the rate of one preferred share into one common share in the event of an initial public offering.

	Employee Shares at Par Value	Employee Shares Requiring Additional Paid in Capital	($)
Exercise price	£ 0.0001	£ 0.016
As at January 1, 2023	58,315,800	10,700,000	215,448
Issued during the period ended June 30, 2023	—	—	—

As at June 30, 2023	58,315,800	10,700,000	215,448
Issued during the period ended June 30, 2024	—	—	—

As at June 30, 2024	58,315,800	10,700,000	215,448

These employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. There are no vesting conditions including service conditions in relation to the shares issued. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. The amount receivable for these employee shares and such employee shares issued have been adjusted from the share subscription receivable and number of ordinary shares, respectively in the Company’s carve-out consolidated statement of changes in shareholder’s deficit.

Management expect to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at June 30, 2024, the Company estimates the total share-based

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $13,995,792. This estimate uses a fair value per employee share of $ based on the last equity funding of the Company at $.24 per Ordinary share and an exercise price of £0.0001 for each employee share.

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

2.9.
Restatement of error in previously filed condensed interim carve-out consolidated financial statements:

In the initial and four amended filings of the Company’s F-4 registration statement in connection with the proposed business combination with that of Armada Acquisition Corp I (“Armada”, note 7.3), the Company consolidated ANY Lifestyle Management GmbH (“ANY”, Note 14) as a VIE with Rezolve as the primary beneficiary as of August 30, 2021 in its consolidated combined carve-out financial statements.

On August 30, 2021, the Company executed a binding term sheet to acquire ANY from the Radio Group GmbH. In accordance with the binding term sheet, the Company issued 14,427,185 ordinary shares valued at $1.03 per share. The ordinary shares were issued on February 11, 2022 at which point all of the outstanding shares of ANY were transferred from the Radio Group to the Company. On December 28, 2022 the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares. On April 13, 2024, the board of directors of the Company approved a decision to abandon its plans to complete the acquisition of ANY. The Radio Group was notified immediately upon the board’s decision. The Company has no plans to pursue acquiring ANY at a later date.

The Company reassessed the legal rights under the binding term sheet to acquire ANY in early 2024 and concluded that the Company is not the primary beneficiary, and does not have the power to direct the activities of ANY

The Company has therefore restated its comparative condensed interim carve-out consolidated financial statements for the six months ending June 30, 2023 by restating the comparative financial statements in these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of and for the six months then ended. The previously reported amounts reflect those included in the third and fourth amended registration statements as of and for the six months ended June 30, 2023 filed with the SEC on December 12, 2023 and January 19, 2024. These amounts are labeled as “As filed” in the tables below. The amounts labeled “Restatement Adjustments” represent the effects of this restatement due to the change in judgement associated with the Company as ANY’s primary beneficiary. The impact of correcting this material error was an decrease in net loss of $7.3 million, a decrease in total assets of $0.3 million and total liabilities and shareholders equity of $0.3 million.

Carve-out consolidated balance sheet	As filed	Restatement adjustments	June 30, 2023 (as restated)
Assets
Current assets
Cash	122,364	(1,275)	121,089
Accounts receivable	75,353	(67,032)	8,321
Prepayments and other current assets	738,274	(161,304)	576,970
Total current assets	935,991	(229,611)	706,380
Non-current assets
Property and equipment, net	119,591	(24,263)	95,328
Intangible assets	589,524	(18,225)	571,299
Total non-current assets	709,115	(42,488)	666,627
Total assets	1,645,106	(272,099)	1,373,007
Liabilities and Shareholders’ deficit
Current liabilities
Accounts payable	4,050,668	(74,773)	3,975,895
Due to related party	895,170	(795,050)	100,120
Accrued expenses and other payables	2,875,038	(348,254)	2,526,784
Ordinary shares payable	1,786,335	—	1,786,335
Short term debt	762,505	—	762,505
Short term debt to related party	5,661,193	—	5,661,193
Total current liabilities	16,030,909	(1,218,077)	14,812,832
Non-current liabilities
Convertible debt	30,968,733	(1,053,869)	29,914,864
Share-based payment liability	1,242,533	—	1,242,533
Total non-current liabilities	32,211,266	(1,053,869)	31,157,397
Total liabilities	48,242,175	(2,271,946)	45,970,229
Liabilities and Shareholder’s deficit
Ordinary shares	127,310	—	127,310
Deferred shares	1,993	(1,993)	—
Series A shares	3,868	—	3,868
Additional paid-in capital	168,358,010	1,993	168,360,003
Share subscription receivable	(178,720)	—	(178,720)
Accumulated deficit	(213,740,307)	908,901	(212,831,406)
Accumulated other comprehensive loss	(1,169,223)	1,090,946	(78,277)
Total shareholders’ deficit	(46,597,069)	1,999,847	(44,597,222)
Total liabilities and shareholders’ deficit	1,645,106	(272,099)	1,373,007

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

Carve-out consolidated financial statements	As filed	Restatement Adjustments	As restated
Revenue	4,604,332	(4,557,568)	$46,764
Operating expenses
Cost of revenue	2,334,088	(2,317,977)	16,111
Sales and marketing expenses	5,509,407	(799,233)	4,710,174
General and administrative expenses	11,112,591	(2,369,214)	8,743,377
Other operating expenses	6,397,167	(5,612,167)	785,000
Depreciation and amortization expenses	379,900	(258,329)	121,571
Impairment of goodwill	1,080,110	(1,080,110)	-
Total operating expenses	26,813,263	(12,437,030)	14,376,233
Operating loss	(22,208,931)	7,879,462	(14,329,469)
Other expenses
Interest expense	(4,106,733)	1,051,787	(3,054,946)
Other non-operating income (expense), net	269,510	(97,759)	171,751
Total other expenses, net	(3,837,223)	954,028	(2,883,195)
Loss before taxes	(26,046,154)	8,833,490	(17,212,664)
Income tax recovery (expense)	1,477,389	(1,540,797)	(63,408)
Net loss for the year	(24,568,765)	7,292,693	(17,276,072)
Net loss per share – Basic and diluted	$(0.03)	$(0.01)	$(0.02)
Weighted average number of shares – Basic and diluted	922,013,028		922,013,028

Carve-out consolidated statement of cash flows	As Filed	Restatement Adjustments	As Restated
Cash flows from operating activities:
Net loss	(24,568,765)	7,292,693	(17,276,072)
Adjustments to reconcile net loss to net cash (used in)
operating activities:
Depreciation and amortization	379,900	(258,329)	121,571
Unrealized foreign exchange (gain)/loss	63,284	264,099	327,383
Share based compensation issued to related parties for consultancy services	—	1,291,429	1,291,429
Employee share based compensation	4,880,389	(1,291,429)	3,588,960
Impairment of prepayments and other current assets	1,156,316	—	1,156,316
Impairment of customer list intangible asset	5,612,167	(5,612,167)	—
Impairment of goodwill	1,080,110	(1,080,110)	—
Deferred tax benefit	(1,459,336)	1,459,336	—
Interest expense	4,134,431	(1,079,485)	3,054,946
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	(605)	1,139	534
(Increase) in prepayment and other current assets	236,410	(931,436)	(695,026)
Decrease in receivable with related parties	(320,702)	320,702	—
Decrease in accounts payable, accrued expenses and other payables	(825,679)	562,331	(263,348)
Increase (decrease) in payables to related parties	670,050	(795,050)	(125,000)
Net cash (used in) operating activities	(8,962,030)	143,723	(8,818,307)
Cash flows from investing activities:
Purchase of property and equipment	(104,604)	—	(104,604)
Development of intangible assets	(8,060)	—	(8,060)
Net cash (used in) investing activities	(112,664)	—	(112,664)
Cash flows from financing activities:
Proceeds from rights issuance	1,653,882	—	1,653,882
Proceeds from issuance of common stock to related parties	199,974	—	199,974
Repayment of short term debt obligation from related parties	(250,000)	—	(250,000)
Proceeds from short-term debt from related party	4,178,008	—	4,178,008
Proceeds from short-term debt	762,505	—	762,505
Proceeds from convertible debt	2,627,543	—	2,627,543
Net cash flow generated from financing activities	9,171,912		9,171,912
Effect of exchange rate changes on cash	(16,563)	(142,667)	(159,230)
Net change in cash	80,655	1,056	81,711
Cash and cash equivalents, beginning of year	41,709	(2,329)	39,380
Cash and cash equivalents, end of year	122,364	(1,273)	121,091

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

2.10.
Fair value measurement and concentration of credit risk

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Observable inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Observable inputs other than Level 1 inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
June 30, 2024
Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,383,298

December 31, 2023
Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,311,028

(1)
The fair value of the common shares payable was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%.

The carrying amount of the Company’s cash equivalents, accounts receivables, accounts payable and accrued expenses approximated their fair values due to their short maturities.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

Credit risk

Accounts receivable is potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the years presented. The Company however has a concentration risk related to its contract with its only customer such that as at June 30, 2024 and December 31, 2023, 100% of the Company’s accounts receivable is through its sole revenue generating agreement. If the sole agreement was terminated then such losses due to concentration risk may be material in the future and management makes no assurance that these losses may be avoided.

Accounts payable include balances for work incurred by third parties for the benefit of the company. As at June 30, 2024 and December 31, 2023, the following vendors represented more than 10% of total accounts payable.

	June 23, 2024	December 31, 2023
KPMG LLP	11%	10%
Taylor Wessing LLP	—	13%
Wilson Sonsini Goodrich & Rosati	15%	14%
Amazon Web Services	14%	—

Foreign currency risk

All of the Company’s revenue is denominated in the Euro (“EUR”) since the sales of the Company is in Spain. Based upon the Company’s level of operations for the period ended June 30, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the periods ended June 30, 2024 and 2023 by approximately $ 5,339 and $ 4,676 respectively.

3.
Prepayments and other current assets

	June 30, 2023 $	December 31, 2023 $
Prepaid expense	207,829	130,309
Receivable from government authorities	3,393	582
Other receivable	68,788	27,690
Input tax credit receivable	150,681	140,432
Total	430,691	299,013

4.
Intangible assets, net

	June 30, 2024 $	December 31, 2023 $
Software	1,014,094	1,009,272
In development intangible asset	3,218,169	1,862,465
	4,232,263	2,871,737
Less - Accumulated amortization	(835,774)	(736,834)
Intangible assets, net	3,396,489	2,134,903

Amortization expense in each of the six months ended June 30, 2024 and June 30, 2023 was $ $98,940.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

5.
Debt and other liabilities

	June 30, 2024 $	December 31, 2023 $
Short-term debt
Short-term debt from Related parties (5.1)	860,778	6,225,815
Short-term debt to related party (5.2)	—	132,269
Convertible debt (5.3)	—	31,088,259
Promissory loan note (5.5)	437,956	—
Total short-term debt	1,298,734	37,446,343
Long-term debt
Convertible promissory notes (5.4)	5,395,702	—
Convertible loans (5.3)	38,737,594	—
Total long-term debt	44,133,296	—

The details of the Company’s debt are follows:

5.1.
Short-term debt from Related parties:

Unsecured interest free loan taken from related party (DBLP Sea Cow Ltd) of $860,778 consists of a $447,067 loan repayable on demand. Additionally, DBLP Sea Cow Ltd is owed $413,711 for amounts to be re-imbursed for expenses incurred on behalf of Rezolve at June 30, 2024 (December 31, 2023, $191,405).

In March 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) consisting of $2,000,000 and €2,000,000. Each loan bore a borrowing fee of $660,000 and €660,000, respectively, which has been recorded in interest expense in the six months ended June 30, 2023. The loans were due to mature on July 31, 2023 or at the option of the investor, can be converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 0.50 to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date and therefore the Company was in default of the two unsecured convertible loans and the loans remained repayable on demand at December 31, 2023 for a total of $5,587,343 including their accrued borrowing fee. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes (note 5.3). The loan principal and accrued borrowing fees were rounded to a sum of $8,000,000. The key terms of the loan amendment include that of the senior secured convertible notes, as noted below:

•
The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.
•
The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.
•
Conversion into ordinary shares of the Company at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.
•
The conversion price has been amended to seventy percent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

As a result of the loan amendment and addition to the Company’s senior secured convertible notes, the default was remediated.

5.2.
A Short term convertible debt to a related party of $132,269 was also added to the Company’s senior secured convertible note. The loan includes principal of $125,000 and $11,943 of interest. The loan was originally entered into March 2, 2023 and bore interest at 7.5% per annum. Upon adding to the Company's senior secured convertible note on January 26, 2024, the note now bears the same terms and conditions as Igor Lychagov's loan discussed above in note 5.2.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

5.3.
On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below. The transaction closed on August 15, 2024.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20 million. These notes were due to mature on December 16, 2023, and are redeemable by the noteholder on the occurrence of:

•
On maturity, with interest accrued at 20% per annum, or
•
On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•
10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and
•
15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

On November 21, 2022, the original as well as a new PIPE investor agreed to extend their commitment under the notes, by committing an additional $4 million which was drawn by December 31, 2022. In return for their commitment, the Company granted each investor 850,000 warrants. These warrants have been accounted for as a discount to the convertible debt. The Company also agreed to provide as collateral all buildings, fittings, fixtures and intellectual property.

The secured convertible notes has been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense using the effective interest method.

The Company has not incurred any material debt issuance costs.

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•
An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a
•
Conversion of accrued interest of $3,000,000 into loan principal. Additionally $1.5m of Loans for no value , plus $1,040,989 of interest foregone giving total of $4,041,989 of total interest capitalized.
•
$1,250,000 of loan principal previously advanced in February 2023
•
$125,000 of loan principal advanced by a director and related party in February 2023
•
An additional $2,750,000 of loan notes to be advanced, and
•
$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

•
The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.
•
The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.
•
Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.
•
The conversion price has been amended to seventy per cent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that

(i)
the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (the "Noteholder Majority"); and
(ii)
for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of "Extraordinary Transactions" covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the articles of association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

It is the Company’s current intent to settle the principal amount and accrued interest of its outstanding convertible debt in the Company’s ordinary shares.

The execution of the senior secured convertible note has been accounted for as troubled debt restructuring since May 23, 2023. No gain has been recognized.

The carrying value of the convertible debt does not include the $8,500,000 of notes issuable upon completion of the Demerger ("the Demerger notes"). These are contingent upon completion of the Demerger and will only be included in the carrying amount of the convertible debt upon completion of the Demerger. On June 4, 2024 the Demerger was completed and the Demerger notes will be issued. The issuance of the Demerger notes do no result in any further cash to be received by the Company, rather they are treated as interest payable at maturity. The Demerger notes trigger a remeasurement of the senior secured convertible notes and the effective interest rate used to account for the senior secured convertible notes as a troubled debt restructuring.

Upon execution of the senior secured convertible note on August 16, 2024, and extension to the maturity date to at least August 16, 2027, the Company classified the Convertible debt as non-current as at June 30, 2024 under the guidance in ASC 470-10-45-14.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

The carrying amount of the convertible debt was as follows:

	June 30, 2024	December 31, 2023
Convertible debt
Convertible debt under troubled debt restructuring	38,737,594	31,220,528
	38,737,594	31,220,528

5.4.
Convertible promissory notes:

Convertible promissory notes
Convertible promissory note	2,508,685	—
Promissory loan note	2,887,017	—
Total convertible promissory notes	5,395,702	—

On February 2nd, 2024, the Company obtained an unsecured loan of $2,000,000 from YA II PN, LTD ( “Yorkville”) with principal amount of $2,500,000. The Yorkville Note was issued at a 20% discount to the principal amount, and has a maturity date falling 6 months from the date of issue (unless extended by Yorkville) subject to acceleration upon the occurrence of an event of default.

The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. Whilst the Yorkville Note is not directly secured, Yorkville is entitled to share recoveries enforced under various debentures granted by Rezolve pursuant to an intercreditor agreement with Apeiron Investment Group Ltd. Further.

The Yorkville Note is convertible into ordinary shares in Rezolve AI Limited upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily VWAP during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

In connection with the Yorkville note, an additional convertible promissory note (“the Other Promissory notes”) was offered to certain other investors on the same terms as the Yorkville Note. The Other Promissory Notes have a face value of $2,877,319 and were issued at a 20% discount. The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. The Other Promissory notes have a maturity date six months from issue.

The Other Promissory Notes are convertible into ordinary shares in Rezolve AI Limited upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily VWAP during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

On September 6, 2024, Yorkville and the Company amended and restated the Yorkville Note (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which Yorkville committed to provide the Company with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), which will be in three tranches, with the first tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon execution of the Second A&R YA Agreement, the second tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon filing of the Company’s F-1 registration statement, and the third tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be funded upon the effectiveness of the F-1 registration statement. The Second A&R YA Agreement superseded the YA Agreement. The maturity date of the Yorkville Note and the Other Promissory Notes were extended to September 11th, 2025.

5.5.
Promissory note:

On April 30th, 2024, the Company entered into a promissory note (“the promissory note”) agreement with an investor in the amount of $400,000. The promissory note bears a borrowing fee of $100,000 and matures on November 1st, 2024. The borrowing fee has been recognized in interest expense over the term of the loan using the effective interest rate method.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

6.
Other current and long-term liabilities

	June 30, 2024 $	December 31, 2023 $
Other current liabilities
Ordinary shares payable (6.1)	10,236,655	8,223,928
Share-based payment liability (6.2)	1,383,298	1,311,028

6.1.
On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 5.3). The Company expects prior to the close of the business combination to complete a reorganization under the Demerger, such that the existing shares transferred from Rezolve Limited to Rezolve AI Limited would result in a transfer of shares of approximately 6.13 ordinary shares of Rezolve Limited for one share of Rezolve AI Limited. In connection with the funding received through advanced subscription agreements as of June 30, 2023, the number of ordinary shares to be issued as part of the Rights Issue post re-organization is fixed at 1,115,217 and will not fluctuate with the Company’s pre-close equity value of the Company or that of Armada Acquisition Corp I. The Company may received additional funding under advanced subscription agreements which would increase the number of Ordinary shares to issue post-reorganization.
6.2.
On October 7th, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve common stock to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7th, 2021. The share-based payment is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. The liability was been measured at fair value using a discounted cash-flow model using the Company’s cost of capital of 10.8%.
7.
Other Non-operating (income)/ expenses, net

	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $
Foreign exchange (gain) loss	108,224	327,383
R&D credits	—	(496,448)
Other, net	(408)	(2,686)
Total	107,816	(171,751)

8.
Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Dan Wagner	Director and chief executive officer
Richard Burchill	Chief financial officer
Sauvik Banerjjee	Chief executive officer, products, technology and digital services
Salman Ahmad	Chief technical officer
Peter Vesco	Chief commercial officer
Arthur Yao (1)	Chief executive officer, Rezolve China
Anthony Sharp	Non-executive deputy chairman
Sir David Wright	Non-executive director
Steve Perry	Non-executive director
Derek Smith	Non-executive director
Susan Wagner	Member

(1)
Amounts paid to Arthur Yao were paid out of Rezolve Limited in the UK. The Company’s operations in China have since been approved for a planned liquidation through the Demerger (Refer to Note 2.1 – Basis of presentation).

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

Transactions with and outstanding balances with related parties were as follows:

Transactions during the period

	June 30, 2024	June 30, 2023
Share Capital Issued at nominal value
Igor Lychagov (number of Ordinary shares issued in 2023 - 163,265)	—	20
Loans repaid
DBLP Sea Cow Ltd.	—	250,000
Loans taken
Steve Perry	—	125,000
Igor Lychagov	—	4,000,000
Convertible promissory notes
DBLP Sea Cow Limited	1,250,000	—
Arthur Yao	93,750	—
Adam Wagner	31,250	—
John Wagner	19,844	—
Stephen Perry	63,500	—
Sauvik Banerjee	27,413	—
Anthony Sharp	79,250	—
Reimbursement of expenses
Dan Wagner	50,000	79,180
Managerial remuneration
Key Management Personnel
Dan Wagner	151,799	147,702
Salman Ahmad	113,849	110,776
Richard Burchill	139,149	135,393
Sauvik Banerjjee	195,075	115,682
Share-based compensation
DBLP Sea Cow Ltd	1,250,000
Richard Burchill	673,282	673,282
Sauvik Banerjjee	345,896	345,896
Peter Vesco	100,000	—
Arthur Yao	100,000	—
Consulting fees
DBLP Sea Cow	150,000	150,000
Peter Vesco	189,749	184,627
Arthur Yao	150,000	150,000
Director remuneration
Anthony Sharp	184,627	200,129
Sir David Wright	46,157	49,212
Steve Perry	46,157	49,212
Derek Smith	46,157	49,212
Business development expenses
Rezolve China (2)	—	570,917

(1)
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.
(2)
The Company has expensed all cash transferred to its subsidiary Rezolve China. Please refer to the basis of presentation discussed in note 2.1.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

Outstanding balances as at reporting date

	June 30, 2024 $	December 31, 2023 $
Unsecured Loans payable
DBLP Sea Cow	447,067	447,067
Trade and other payables
DBLP Sea Cow	450,000	350,000
Dan Wagner	334,725	147,485
Arthur Yao	151,105	61,495
Peter Vesco	30,407	31,248
Sauvik Banerjjee	—	58,320
Anthony Sharp	126,223	127,325
Steve Perry	—	1,133
Share Subscription Receivables
Dan Wagner	111,845	111,845
DBLP Sea Cow	7,999	7,999
Convertible debt
Steve Perry (note 5.2)	136,943	125,000
Igor Lychagov (note 5.3)	6,028,177	5,587,343
Convertible promissory notes
DBLP Sea Cow Limited	1,260,417	—
Arthur Yao	94,531	—
Adam Wagner	31,510	—
John Wagner	20,009	—
Stephen Perry	64,029	—
Sauvik Banerjee	27,641	—
Anthony Sharp	79,910	—

9.
Income taxes

Provision for income taxes in the six months ended June 30, 2024 and 2023 was not material. The effective tax rate was 0.5% and 0.4% for the six months ended June 30, 2024 and 2023, respectively. The effective tax rates differ significantly from the statutory tax rate of 25%, primarily due to the Company’s valuation allowance movement in each period presented.

10.
Subsequent events

For the condensed interim carve-out financial statements as of June 30, 2024, we have evaluated the following subsequent events through October 1, 2024 which is the date such financial statements are available to be issued:

Close of business combination with Armada Acquisition Corp I. (“Armada”)

On August 15, 2024, Armada Acquisition Corp. I, a Delaware corporation (“Armada”), a special acquisition corporation, the Company and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), consummated the business combination pursuant to the terms of the Business Combination Agreement, dated as of December 17th, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement”). The consummation of the acquisition of Armada resulted in Rezolve AI Limited becoming a publicly traded company with it’s shares trading on the NASDAQ from August 20, 2024.

Amendment and restatement to the Yorkville Note

On September 6, 2024, Yorkville and the Company amended and restated the Yorkville Note (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which Yorkville committed to provide the Company with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), which will be in three tranches, with the first tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon execution of the Second A&R YA Agreement, the second tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon filing of the Company’s F-1 registration

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2024 (unaudited)

statement, and the third tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be funded upon the effectiveness of the F-1 registration statement. The Second A&R YA Agreement superseded the YA Agreement. The maturity date of the Yorkville Note and the Other Promissory Notes were extended to September 11th, 2025.